Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-255834

Atlanticus Holdings Corporation

Shares of 7.625% Series B Cumulative Perpetual Preferred Stock

(Liquidation Amount of $25.00 Per Share)

Term Sheet

Term Sheet dated June 8, 2021 to the Preliminary Prospectus Supplement dated June 7, 2021 of Atlanticus Holdings Corporation.  This Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.  The information in this Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.  Capitalized terms used in this Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer	Atlanticus Holdings Corporation

Title of Securities	7.625% Series B Cumulative Perpetual Preferred Stock (the “Series B Preferred Stock”)

Number of Shares	2,800,000 Shares of Series B Preferred Stock

Option to Purchase Additional Shares	Up to 420,000 Shares of Series B Preferred Stock

Trade Date	June 9, 2021

Settlement Date	June 11, 2021

Listing	Expected NASDAQ “ATLCP”

Size	$70,000,000.00

Option	Up to $10,500,000

Maturity Date	Perpetual (unless redeemed by us on or after June 11, 2026 or in connection with a Change of Control or Delisting Event).

Rating	The Series B Preferred Stock will not be rated.

Dividend Rate (Cumulative)

We will pay cumulative cash dividends on the Series B Preferred Stock, when and as declared by our Board of Directors, at the rate of 7.625% of the $25.00 liquidation preference per year, equivalent to $1.90625 per share.

Dividend Payment Dates

Dividends will be payable quarterly in arrears, on or about the 15th day of March, June, September and December, beginning on or about September 15, 2021; provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day, and no interest, additional dividends or other sums will accumulate. Dividends will accumulate and be cumulative from, and including, the date of original issuance, which is expected to be June 11, 2021. The first dividend is scheduled to be paid on or about September 15, 2021 in the amount of $0.49774 per share.

Price to the Public	$25.00 per share

Day Count	30/360

Liquidation Preference

The liquidation preference of each share of Series B Preferred Stock is $25.00. Upon liquidation, holders of Series B Preferred Stock will be entitled to receive the liquidation preference with respect to their shares of Series B Preferred Stock plus an amount equal to accumulated but unpaid dividends with respect to such shares.

Optional Redemption

The Series B Preferred Stock is not redeemable by us prior to June 11, 2026, except under the circumstances described under “—Special Optional Redemption Upon a Change of Control or Delisting Event.” On or after June 11, 2026, we may redeem the Series B Preferred Stock, in whole or from time to time in part, for cash at a redemption price equivalent to $25.00 per share, plus accumulated and unpaid dividends to, but not including, the redemption date.

Special Optional Redemption Upon a Change of Control or Delisting Event

Special optional redemption by the Company upon a Change of Control or Delisting Event, in whole or in part, for $25.00 per share, plus accrued but unpaid dividends, to, but not including, the redemption date (the “Redemption Right”). The circumstances that will constitute a “Change of Control” and a “Delisting Event” will be set forth in the documents governing the Series B Preferred Stock.

Special Conversion Right Upon a Change of Control or Delisting Event

Upon the occurrence of a Change of Control or Delisting Event, in the event the Company does not exercise the Redemption Right, holders of the Series B Preferred Stock will have the right to convert some or all of the Series B Preferred Stock held by such holder into a number of common shares at a predetermined ratio.

Share Cap	1.29702

DRD/QDI Eligible	Yes

Minimum Denomination/Multiples	$25.00/$25.00

CUSIP/ISIN	04914Y 201 / US04914Y2019

Book-Running Managers	B. Riley Securities, Inc. Janney Montgomery Scott LLC Ladenburg Thalmann & Co. Inc. William Blair & Company, L.L.C.

Lead Manager	Kingswood Capital Markets, division of Benchmark Investments, LLC

Co-Managers	Aegis Capital Corp Maxim Group LLC

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a base prospectus dated May 13, 2021) and a preliminary prospectus supplement dated June 7, 2021 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley Securities at 1300 17th Street, Suite 1300, Arlington, VA 22209, or by calling (703) 312-9580, or by emailing prospectuses@brileyfin.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.